UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Michael D. Pinnisi

Hudson Executive Capital LP

570 Lexington Avenue, 35th Floor

New York, NY 10022

(212) 521-8495

with a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(1)
14	TYPE OF REPORTING PERSON PN, IA

(1)

Calculated based on 63,808,481 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”). Such shares of common stock consist of 60,008,481 shares issued and outstanding as of September 19, 2019 as reported in the Company’s Form 10-K for the fiscal year ended June 30, 2019, and the 3,800,000 shares issued pursuant to the Stock Purchase Agreement dated October 9, 2019 between the Company and Antara Capital Master Fund LP as reported in the Company’s Form 8-K dated October 9, 2019.

CUSIP No. 90328S500	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(2)
14	TYPE OF REPORTING PERSON PN, IA

(2)

Calculated based on 63,808,481 shares of outstanding common stock, no par value, of the Company. Such shares of common stock consist of 60,008,481 shares issued and outstanding as of September 19, 2019 as reported in the Company’s Form 10-K for the fiscal year ended June 30, 2019, and the 3,800,000 shares issued pursuant to the Stock Purchase Agreement dated October 9, 2019 between the Company and Antara Capital Master Fund LP as reported in the Company’s Form 8-K dated October 9, 2019.

CUSIP No. 90328S500	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (3)
14	TYPE OF REPORTING PERSON IN

(3)

Calculated based on 63,808,481 shares of outstanding common stock, no par value, of the Company. Such shares of common stock consist of 60,008,481 shares issued and outstanding as of September 19, 2019 as reported in the Company’s Form 10-K for the fiscal year ended June 30, 2019, and the 3,800,000 shares issued pursuant to the Stock Purchase Agreement dated October 9, 2019 between the Company and Antara Capital Master Fund LP as reported in the Company’s Form 8-K dated October 9, 2019.

CUSIP No. 90328S500	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Schedule 13D filed on May 20, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 4, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Shares”), of USA Technologies, Inc., a company organized under the laws of the State of Pennsylvania (the “Company”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

The Reporting Persons beneficially own an aggregate of 10,385,172 Shares (the “Subject Shares”). The Subject Shares represent approximately 16.3% of the issued and outstanding based on 63,808,481 outstanding Shares. Such Shares consist of 60,008,481 Shares issued and outstanding as of September 19, 2019 as reported in the Company’s Form 10-K for the fiscal year ended June 30, 2019, and the 3,800,000 Shares issued pursuant to the Stock Purchase Agreement dated October 9, 2019 between the Company and Antara Capital Master Fund LP as reported in the Company’s Form 8-K dated October 9, 2019.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 4, 2019, the Reporting Persons filed with the Securities and Exchange Commission (the “SEC”) a Preliminary Solicitation Statement (the “Consent Statement”) for the purpose of soliciting revocable consents from shareholders of the Company to request a special meeting of shareholders. If the Reporting Persons succeed in calling the special meeting, the Reporting Persons expect to solicit proxies to vote in support of each of the proposals listed in the Consent Statement. If those proposals are approved, the Reporting Persons intend to call a subsequent special meeting to remove the following eight incumbent directors of the Company: Steven D. Barnhart, Joel Brooks, Robert L. Metzger, Albin Moschner, Patricia A. Oelrich, William J. Reilly Jr., William J. Schoch and Ingrid S. Stafford, and the successors of any of them, and elect eight nominees identified by the Reporting Persons: Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Pasilla, Ellen Richey, Anne M. Smalling and Shannon S. Warren. The full text of the accompanying press release that was issued in connection with the filing of the Consent Statement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP No. 90328S500	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Information regarding transactions in securities of the Company disclosed in the Consent Statement (i) under the subheading “Transactions in Securities of the Company” which is under the heading “Information Concerning the Participants in the Solicitation” and (ii) in Annex I (Transactions in Securities of the Company During the Past Two Years), is incorporated in each case by reference into this Item 6.

Except for the arrangements described herein, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 of the Schedule 13D and between such persons and any other person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.2	Press Release, dated November 4, 2019

CUSIP No. 90328S500	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2019

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein